Johnson Fixed Income Fund

AS OF SEPTEMBER 30, 2021



JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:

The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $17 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $3.5 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Fixed Income Fund as of September 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-2.15%	-1.99%	5.09%	2.74%	2.93%

INDUSTRY DIVERSIFICATION:

The following chart is the industry diversification for the Fixed Income Fund as of September 30, 2021.

PORTFOLIO SECTOR ALLOCATION



30%
20%
10%
0%
Industrial
Finance
Treasury
Utility
Mortgage Backed
Taxable Municipal
Certificate of Deposit
Finance Preferred Stock
Municipal Bonds
Government Agency
Bank Money Market

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Equity Income Fund
- Johnson International Fund
- Johnson Municipal Income Fund
- Johnson Opportunity Fund



Johnson Opportunity Fund

AS OF SEPTEMBER 30, 2021

OBJECTIVE:

The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:

The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $17 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $3.5 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Opportunity Fund as of September 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
18.77%	44.17%	10.14%	12.36%	14.09%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Opportunity Fund as of September 30, 2021.

- Applied Industrial Technologies Incorporated
- Avery Dennison Corporation
- Charles River Laboratories International Inc.
- Everest Re Group Limited
- Farmers National Banc Corporation
- Gorman-Rupp Company
- Mimecast Limited
- nVent Electric PLC
- Paylocity Holding Corporation
- Wintrust Financial

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Equity Income Fund
- Johnson International Fund



Johnson International Fund

AS OF SEPTEMBER 30, 2021

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:

The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $17 billion in assets. The Johnson Fund Family, including the International Fund, represents over $3.5 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the International Fund as of September 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
6.68%	23.16%	6.94%	7.67%	7.23%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the International Fund as of September 30, 2021.

- CGI Incorporated
- Industrial & Commercial Bank of China Limited
- Infosys Limited ADR
- Lenovo Group Limited
- Magna International Incorporated
- Roche Holding AG
- Schneider Electric ADR
- Summitomo Mitsui Financial Group Incorporated
- Tokio Marine Holdings, Incorporated ADR
- United Microelectronics ADR

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Opportunity Income Fund
- Johnson Equity Income Fund



Johnson Equity Income Fund

AS OF SEPTEMBER 30, 2021

JOHNSON MUTUAL FUNDS

OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2020 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $17 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3.5 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.



REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

PERFORMANCE:

The following are rates of return for the Equity Income Fund as September 30, 2021. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
14.07%	28.39%	15.11%	16.27%	14.81%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of September 30, 2021.

- Adobe Corporation
- American Tower Corporation
- Amphenol Corporation
- Analog Devices Incorporated
- Dollar General Corporation
- First Horizon National Corporation
- Microsoft Corporation
- Unilever PLC
- UnitedHealth Group Incorporated
- VF Corporation

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.